Continental Assurance Company

                        Separate Account (B)

                    Annual Meeting of Participants


On Friday, April 28, 2006, the Annual Meeting of Participants was held in Room 204S at 333 South Wabash Avenue, Chicago, Illinois 60604.

The following 3 matters were voted upon at the Annual Meeting:

1.	Election of Committee Members:
______________________________________

The Participants elected Committee Members to serve until the next Annual Meeting of the Participants and until their successors shall have been elected and qualified. Management nominated the following individuals for election as Committee Members to serve until the next Annual Meeting of Participants and until their successors are elected and have qualified:

                            Richard T. Fox;
                            Dennis R. Hemme;
                            Marilou R. McGirr;
                            Petrine J. Nielson; and
                            Peter J. Wrenn.

There were no other nominees. Each of above nominees received not fewer than 840,672 votes. The minimum percentage for such nominees was 85.77% of the total shares present. As such, the above persons were elected to serve as Committee Members of the Separate Account until the next Annual Meeting of the Participants and until their successors shall have been elected and qualified. The above Committee Members are the same Committee Members who were currently in office. There are no other Committee Members.



2.	Continuation of the Investment Advisory Agreement with Continental
        Assurance Company:
__________________________________________________________________________

The Participants voted on whether or not the Investment Advisory Agreement with Continental Assurance Company should be continued. 859,903 units were voted by proxy for the continuation of the Investment Advisory Agreement with Continental Assurance Company, 0 units were voted against the continuation of the agreement and 120,291 units abstained. The applicable percentages were 87.73% of the total units present for the approval of the Investment Advisory Agreement, 0.00% against said approval, and 12.27% abstaining. Given the voting results, the continuation of the Investment Advisory Agreement with Continental Assurance Company was approved. As such, the Investment Advisory Agreement will continue from year to year, unless sooner terminated, subject to annual approval by the Committee for the Separate Account of Continental Assurance Company, including a majority of the Committee Members who are not 'interested persons' as defined in the Investment Company Act of 1940.



2.	Ratification of the Committee Members' selection of Deloitte &
        Touche LLP to serve as independent public accountants for the Separate Account for the fiscal year ending December 31, 2006:
______________________________________________________________________________

The Participants voted on whether or not to ratify the Committee Members' selection of Deloitte & Touche LLP to serve as independent public accountants for the Separate Account for the fiscal year ending December 31, 2006. 848,525 units were voted by proxy for the ratification of the Committee Members' selection of Deloitte & Touche LLP for the year ending December 31, 2006,
0 units were voted against said selection and 131,669 units abstained. The applicable percentages were 86.57% of the total units present for selection, 0.00% against the selection, and 13.43% abstained. As such, the Committee Members' selection of Deloitte & Touche LLP for the fiscal year ending December 31, 2006 was ratified.

There being no further business, the meeting was adjourned.